UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Current Report on Form 6-K of WEBUY GLOBAL LTD (the “Company”) filed with the U.S. Securities and Exchange Commission on January 9, 2026, the Company received a notification letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on January 5, 2026 notifying the Company that it is not in compliance with the minimum of $2,500,000 in stockholders’ equity for continued listing of the Company’s class A ordinary shares of a par value of US$0.0000462 each on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”). On February 19, 2026, the Company submitted the compliance plan to the Staff.

On May 6, 2026, the Company received a formal notice from Nasdaq that the Company has demonstrated compliance with the Minimum Stockholders’ Equity Rule based on the Company’s Form 20-F for the year ended December 31, 2025, evidencing stockholders’ equity of $3,291,706, and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: May 6, 2026	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

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